Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Issue of Equity and Resulting Total Voting Rights

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

London / New York 15 April 2020 – Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (the “Company” or “Tiziana”), a US and UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology, today announces that it has issued 420,000 new Ordinary Shares of 3 pence each in the capital of the Company (“Ordinary Shares”) in connection with the exercise of options by a former director granted under the Company’s 2014 share option scheme. Details of the options are set out below and the notice of exercise was received on 12 April 2020:

No. of Options	Exercise Price
320,000	£0.15
50,000	£0.50
50,000	£0.35

Application has been made for the 420,000 new Ordinary Shares to be admitted to trading on AIM (“Admission”), and dealings are expected to commence on 20 April 2020. The new Ordinary Shares will rank pari passu with the Company’s existing Ordinary Shares.

Total Voting Rights

In conformity with DTR 5.6.1, the Company notifies that as at the date of this announcement, it has a single class of shares in issue being Ordinary Shares and that following the issue of the Ordinary Shares to be issued in the Offering (excluding any to be issued pursuant to the Option), the total number of Ordinary Shares in issue is 153,741,181. There are no Ordinary Shares held in treasury. Each Ordinary Share entitles the holder to a single vote at general meetings of the Company.

The figure of 153,741,181 Ordinary Shares may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.

About Tiziana Life Sciences plc

Tiziana Life Sciences is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. We believe Foralumab is the only fully human anti-CD3 mAb in clinical development in the world. This compound has potential application in a wide range of autoimmune and inflammatory diseases, such as NASH, primary biliary cholangitis (PBS), ulcerative colitis, MS, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

For further enquiries:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379
Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0883